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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __ )

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                                 SIX FLAGS, INC.
                            (Name of Subject Company)

                                 SIX FLAGS, INC.
                      (Name of Person(s) Filing Statement)

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               COMMON STOCK, PAR VALUE $0.025 PER SHARE (INCLUDING
       THE ASSOCIATED RIGHTS TO PURCHASE SERIES A JUNIOR PREFERRED STOCK)
                         (Title of Class of Securities)

                                    83001P109
                      (CUSIP Number of Class of Securities)

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                              JAMES COUGHLIN, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                 SIX FLAGS, INC.
                              122 EAST 42ND STREET
                            NEW YORK, NEW YORK 10168
                                 (212) 599-4690

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With copies to:

   THOMAS A. ROBERTS, ESQ.                       PETER A. ATKINS, ESQ.
    RAYMOND O. GIETZ, ESQ.                      DAVID J. FRIEDMAN, ESQ.
  WEIL, GOTSHAL & MANGES LLP           SKADDEN, ARPS, SLATE, MEAGHER & FLOM, LLP
       767 FIFTH AVENUE                            FOUR TIMES SQUARE
NEW YORK, NEW YORK 10153-0119                   NEW YORK, NEW YORK 10036
        (212) 310-8000                               (212) 735-3000


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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
The following statement was released on behalf of Six Flags, Inc. to certain members of the news media in response to inquiries:

"While we're disappointed with Diaco's decision, we're confident that stockholders recognize that the sale process currently underway is designed to obtain maximum value for all Six Flags stockholders for all of their shares, and that they would have the opportunity to vote on any transaction that might result. Stockholders should not permit Red Zone to derail that process before they can evaluate the results. There is simply no need to take any action at this time in regards to Red Zone's consent solicitation."

Six Flags, Inc. is the world's largest regional theme park company.

In response to the tender offer by Red Zone, if and when commenced, Six Flags will file with the SEC its recommendation to stockholders on Schedule 14D-9 regarding the tender offer and any amendments thereto. Investors and security holders are advised to read Six Flags' Solicitation/ Recommendation Statement on
Schedule 14D-9 when it is filed and becomes available because it will contain important information. Investors and security holders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (when it is filed and becomes available) free of charge at the SEC's website at www.sec.gov. Six Flags, Inc. also will provide a copy of these materials without charge on its website at www.sixflags.com.

Forward Looking Statements:

The information contained in this news release, other than historical information, consists of forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements may involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, among others, the costs of reviewing and responding to the unsolicited offer and consent solicitation, and other impacts of the proposed offer on Six Flags' operations. Although Six Flags believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors, including factors impacting attendance, such as local conditions, events, disturbances and terrorist activities, risks of accidents occurring at Six Flags' parks, adverse weather conditions, general economic conditions (including consumer spending patterns), competition, pending, threatened or future legal proceedings and other factors could cause actual results to differ materially from Six Flags' expectations. Reference is made to a more complete discussion of forward-looking statements and applicable risks contained under the captions "Cautionary Note Regarding Forward-Looking Statements" and "Business - Risk Factors" in Six Flags' Annual Report on Form 10-K for the year ended December 31, 2004, which is available free of charge on Six Flags' website at www.sixflags.com.